May 25, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:          Jessica Ansart

Re:        Helius Medical Technologies, Inc.
Registration Statement on Form S-3
File No. 333-270433
Acceleration Request

Requested Date:          May 26, 2023
Requested Time:          4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helius Medical Technologies, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-270433) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Emily Johns and Garrett Packer of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily Johns of Honigman LLP by telephone at (616) 649-1908 or Garrett Packer of Honigman LLP by telephone at (313) 465-8090.

[Signature page follows]

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Sincerely,

Helius Medical Technologies, Inc.

/s/ Dane C. Andreeff

Dane C. Andreeff
President and Chief Executive Officer

cc:	Emily Johns, Honigman LLP
Garrett Packer, Honigman LLP